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                                   EXHIBIT 8

                         Opinion Regarding Tax Matters


Securities and Exchange Commission
500 North Capitol Street
Washington, D.C. 10549

Re:  Protective Life Corporation
     Registration on Form S-8

This letter renders our opinion on the federal income tax consequences of the Protective Life Corporation Deferred Compensation Plan for Officers
(the "Plan") to its participating Officers.

Income is generally included in the gross income of a taxpayer in the year of receipt unless the method of accounting used by the taxpayer prescribes that it be included in another period(1). Therefore, for cash method taxpayers, income is included in income in the year of receipt. "Receipt" means constructive, as well as actual, receipt(2). Generally, income is not constructively received when the taxpayer's control over the receipt is subject to substantial restrictions(3).

The Internal Revenue Service ("IRS") has provided guidelines that deferred compensation is generally not taxable to a cash-basis taxpayer until actually received if:

      the deferral is agreed to before the services are rendered;

      the deferral amount is not unconditionally placed in trust or escrow for the benefit of the taxpayer; and

      the promise to pay the deferred compensation is a contractual obligation not evidenced by notes or secured in any way(4).


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    (1) Internal Revenue Code (IRC) SECTION 451

    (2) Reg. SECTION 1.451-1(a)

    (3) Reg. SECTION 1.451-2(a)

    (4) Revenue Ruling 60-31, 1960-1 C.B. 174

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Under the terms of the Plan all three of these conditions are generally satisfied. However, we must consider whether the following provisions of the Plan, which will result in the payment of the deferred amounts prior to the date that distribution would otherwise be made under the deferred election, will result in constructive receipt to the Officer.

      1.   DISTRIBUTION UPON DEATH, DISABILITY, OR CEASING TO BE AN EMPLOYEE.

           There is significant authority providing that distributions allowable by reason of death, disability, or ceasing to be an employee will not cause the deferred compensation to be taxable under the constructive receipt doctrine(5).

      2.   DISTRIBUTION UPON CHANGE IN CONTROL AND CERTAIN OTHER EVENTS.

           Since the primary condition of a change in control is outside the participants control, the deferred amounts should not be taxable before such change in control occurs.(6) Additionally, it is unlikely that the deferred amounts would be included in income at the time of a change in control without the occurrence of one of the certain other events.

There are three instances when an Officer may make a deferral that is after the services have been performed:

      1.   upon a change in control and certain other events,

      2.   initial deferral prior to payment date, or

      3. at least ninety (90) days before the deferred date payments are to begin.

It is somewhat uncertain whether the deferral of income after the amounts are earned under the above instances would be recognized for tax purposes. There is case law which supports such additional deferral as long as the deferral is made before the employee has the right to receive the deferred amounts.(7) However, it should be noted that the IRS has indicated its position that a deferral of income, once earned and ascertained, should not be allowed.

Deferred compensation is subject to FICA and FUTA taxes, as well as income taxes. The deferred amounts will be subject to FICA or FUTA taxes on the later of: 1)when services

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    (5) Revenue Ruling 60-31, 1960-1 C.B. 174, Revenue Ruling 69-650, 1969-2
C.B. 106, Revenue Ruling 71-419, 1971-2 C.B. 220 (with respect to Directors)

    (6) Revenue Ruling 60-31, 1960-1 C.B. 174; PLR 8418095; Revenue Ruling 71-419, 1971-2 C.B. 220; PLR 9205033; PLR 9241023

    (7) VEIT V. COMMISSIONER, 8 T.C. 809, 818 (1947); VIET V. COMMISSIONER, 8 T.C.M. 919 (1949), MARTIN V. COMMISSIONER, 96 T.C. 814 (1991)

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are performed, or 2) when there is no substantial risk of forfeiture of the rights to such amounts.(8) The existence of substantial risk of forfeiture will be determined by the standards used with regard to property transferred in connection with the performance of services.(9) Substantial risk of forfeiture is present when receipt is contingent on the performance of substantial future services(10) or on the occurrence of certain conditions. Such conditions must be related to a purpose to the transfer and the possibility of forfeiture must be substantial.(11) Because the Plan contains no such conditions, the deferred amounts will be subject to FICA and FUTA at the time services are performed.

It is our opinion that it is more likely than not that any amounts deferred under the Plan, in accordance with its present terms, will not be included in the Officers' taxable income until received by the Officer. The total amount received (contribution plus earnings and appreciation during deferral) will be treated as compensation income to the Officer and, therefore, subject to both federal income taxes as well as any state or local taxes in the year of receipt. Additionally, the deferred amounts will be subject to FICA and FUTA at the time services are performed.


COOPERS & LYBRAND

Birmingham, Alabama
January 10, 1994



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    (8) SECTION 3121(v)(z)(A), SECTION 3306 (r)(z)(A)

    (9) H.R. Report No. 98-47, 98th Cong. 1st Session. 147 1983-2 C.B.344

    (10) SECTION 83(c)(1)

    (11) Reg. 1.83-3(c)

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